IAMGOLD PROVIDES PRELIMINARY OPERATING RESULTS FOR THE SECOND
QUARTER 2021, UPDATES PRODUCTION AND COSTS GUIDANCE FOR 2021 AND
COSTS ESTIMATE FOR ITS CÔTÉ GOLD PROJECT

Toronto, Ontario, July 22, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provides preliminary operating results for the second quarter 2021. The Company also announces a reduction in its production guidance and an increase in its costs guidance for 2021 as well as an increase in the costs estimate for its Côté Gold Project ("Côté" or the "Project"). All dollar amounts are in US dollars and a CAD:USD exchange rate of $1.30, unless otherwise indicated.

PRELIMINARY OPERATING RESULTS

The following table summarizes preliminary second quarter operating results and updated full year 2021 guidance on an attributable basis for certain metrics. The guidance changes are based on the Company's performance in the first half of 2021 and subsequent efforts to develop an updated preliminary outlook for the second half of 2021.

	Q2 2021	YTD 2021	Updated Full Year Guidance 2021[1]	Previous Full Year Guidance 2021[2]
Essakane (000s oz)[3]	106	208	390 - 400	365 - 390
Rosebel (000s oz)[3]	25	72	140 - 160	220 - 245
Westwood (000s oz)[3]	8	15	35 - 45	45 - 65
Total attributable production (000s oz)	139	295	565 - 605	630 - 700
Cash costs[4] ($/oz sold)	$1,102	$1,064	$1,115 - $1,150	$930 - $980
All-in sustaining costs[3],[4] ($/oz sold)	$1,422	$1,324	$1,395 - $1,435	$1,230 - $1,280

1 The updated full year guidance is based on the following 2021 full year assumptions: average realized gold price of $1,745 per ounce, USD:CAD exchange rate of 1.22, EUR:USD exchange rate of 1.20 and average crude oil price of $65 per barrel.

2 The previous full year guidance was based on the following 2021 full year assumptions: average realized gold price of $1,750 per ounce, USD:CAD exchange rate of 1.30, EUR:USD exchange rate of 1.19 and average crude oil price of $47 per barrel.

3 Consists of Essakane and Rosebel on an attributable basis, and Westwood on a 100% basis.

4 This is a non-GAAP performance measure. Refer to the Non-GAAP Performance Measures section at the end of this news release.

Total Company-wide attributable production guidance for 2021 has been reduced due to lower actual production in the first half of 2021 from the Westwood and Rosebel mines and their anticipated output for the remainder of 2021, partially offset by higher production at the Essakane mine in the first half of 2021. Total per-ounce costs guidance for 2021 has been increased mainly to reflect the lower total attributable production guidance. Site capital expenditure estimates are expected to be slightly lower than previously provided guidance (news release dated January 19, 2021), primarily due to an expected reduction in planned work at Rosebel. In accordance with IFRS, the Company is reviewing the approximately $120 million carrying amount of the Westwood mine to determine whether there is any indication of impairment, and if so, whether an adjustment is necessary.

Essakane delivered strong second quarter results with higher gold production, despite ongoing challenges in processing ore with high graphitic content, through operational efficiencies and the completion of the mill upgrade. Essakane 2021 production guidance has been increased to reflect the higher production in the first half of 2021.

Westwood 2021 production guidance has been reduced primarily to reflect additional safety measures through the implementation of further ground support and egresses required in the East Zone and in preparation for mining the Central and West Zone as well as slower-than-expected ramp-up of personnel. We are also assessing the impact of these factors on 2022 planning.

Mining activities at Rosebel were primarily impacted in the second quarter by difficult operating conditions caused by continuing unusually heavy rains and by challenging industrial relations up until the resolution of the collective bargaining agreement in May. In addition, there was a significant increase in COVID-19 cases due to the emergence of a new variant in Suriname during the second quarter. The increase in COVID-19 cases and social impacts, including multiple lockdowns in-country and a strained healthcare system, adversely affected operations and projects. Furthermore, management of the high clay content ore from the Saramacca deposit, exacerbated by the heavy rains, negatively impacted ore handling and mill throughput. Due to the above-mentioned factors, and continued uncertainty related to the COVID-19 situation, Rosebel's 2021 guidance has been adjusted downward. The Company is continuing to assess what, if any, ongoing impacts these challenges may have on ore sequencing and 2022 production. Strategic mine development activities have resumed and are intended to expose higher grade ore zones.

CÔTÉ GOLD PROJECT UPDATE

Construction Progress

Construction at Côté, a 70:30 joint venture ("JV") between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. ("SMM"), continues with the earthworks contractors advancing road widening and overburden stripping and the commencement of work on water management infrastructure and the tailings management facility. Plant site concrete works have commenced including the commissioning of the concrete batch plant and the raft foundations for the ball mill. Construction of the permanent camp is progressing well with approximately 50% of the planned rooms complete. The Project is currently on schedule and is 27% complete at June 30, 2021. The Project schedule remains on track for commercial production in H2-2023.

Costs Estimate Update

The Company has identified certain estimated project costs increases from a project review. The Company's 70% share of updated estimated project costs from July 1, 2020, net of leasing, is now estimated at $1,125 million to $1,175 million (exclusive of expenditures prior to such date) at a CAD:USD exchange rate of $1.30 compared to the previous estimate of $875 million to $925 million at a CAD:USD exchange rate of $1.35. In accordance with the terms of the joint venture, the updated capital costs will be reviewed by SMM.

The table below summarizes the updated estimated project costs:

Project costs estimate	July 2020	July 2021
Company's 70% share of project costs estimate	$875 - $925 million	$1,125 - $1,175 million[1],2
Leasing (on a 70% project basis)	$80 million	$100 - $120 million[3]
CAD:USD exchange rate	$1.35	$1.30
Expended[4] - July 1, 2020 to June 30, 2021	-	$193.0 million
Company's remaining 70% share of project costs estimate	$875 - $925 million	$930 - $980 million

1 Total costs are approximately 95% capital expenditures and 5% non-capitalized costs. Approximately 95% of the estimated capital costs are in Canadian dollars. The Company has implemented a hedge program which includes CAD:USD exchange rate hedging which will be described in greater detail in the Company's second quarter results.

2 Approximately $33 million of the increase is attributable to the unfavourable change in the currency exchange rate.

3 Leasing is net of lease payments during the construction period. Previously $120 million at a CAD:USD exchange rate of $1.30 (see news release dated May 3, 2021).

4 Calculated at an average CAD:USD exchange rate of $1.2871.

The change was primarily driven by increased structural, mechanical, piping, electrical and concrete estimates for the process facility; increases to mine facilities costs; increases in earthworks materials and manpower estimates; certain scope changes; inflation (including pricing increases due to COVID-19 related supply chain challenges); changes in the currency exchange rate; and costs related to COVID-19. The project costs range increase includes new contingency amounts for the remaining expenditures estimate.

SECOND QUARTER 2021 RESULTS AND CONFERENCE CALL

Additional details regarding the second quarter operating and financial results as well as the progress of activities at Côté will be provided when the Company discloses its second quarter financial results after market hours on Wednesday, August 4th, 2021.

A conference call will be held on Thursday, August 5th, 2021, at 8:30 a.m. (Eastern Time) for a discussion with management regarding the Company's operating performance and financial results for the second quarter 2021. A webcast of the conference call will be available through the Company's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: 1-800-319-6413 or International number: 1-604-638-9010, passcode: 7235#

Please dial in 10 - 15 minutes prior to the scheduled start time as call volumes are heavy. If you are still unable to connect from your primary telephone network after attempting all of the dial-in numbers provided, if available, please retry using an alternate telephone network.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects of the Company's projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements with the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release include, without limitation, statements with respect to: the Company's guidance for production, cash costs, all-in sustaining costs, capital expenditures, operations outlook, construction costs, development and expansion projects, exploration, the future price of gold, foreign exchange rates, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "transformational", "best-in-class", "top-tier", "seek", "targets", "suspended", "superior return(s)", "superior shareholder return(s)", "cover", "strategy", "superior" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them.

The Company cautions the reader that reliance on such forward-looking statements involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation; operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, such as a conveyor belt breakdown, and seismicity, such as the seismic event that occurred at Westwood mine on October 30, 2020; laws and regulations governing the protection of the environment; employee relations; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; illegal mining; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as the COVID-19 outbreak, or adverse weather conditions; and the inherent risks involved in the exploration, development and mining business generally. Please see the AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

NON-GAAP PERFORMANCE MEASURES

IAMGOLD uses certain non-GAAP financial performance measures in its news release, which are described in the following section.

Cash costs ("CC") per ounce sold and all-in sustaining costs ("AISC") per ounce sold, on an attributable basis, are non-GAAP performance measures. Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales, excluding depreciation expense, and includes sustaining capital expenditures which are required to maintain existing operations, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. These costs are then divided by the Company's attributable ounces of gold sold by mine sites in commercial production to arrive at CC and AISC per ounce sold. The Company believes that the use of CC and AISC per ounce sold metrics will assist analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. CC and AISC per ounce sold are intended to provide additional information only and do not have any standardized meaning prescribed by IFRS, and are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Although the World Gold Council defined an all-in sustaining costs measure in 2013, it is not a regulatory organization, and other companies may calculate this measure differently. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines, construction, development, and exploration projects. The Company's operating mines include Westwood in Canada, Rosebel (including Saramacca) in Suriname and Essakane in Burkina Faso. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1  Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Manager, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le https://www.iamgold.com/French/accueil/default.aspx.